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                                                                                                         File No. 69-333









                                           SECURITIES AND EXCHANGE COMMISSION

                                                 Washington, D.C. 20549



                                                     AMENDMENT #1 TO

                                                       FORM U-3A-2





                                  STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER

                                  RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY

                                               HOLDING COMPANY ACT OF 1935





                                     _______________________________________________



                                       TO BE FILED ANNUALLY PRIOR TO JUNE 7, 2002

                                     _______________________________________________







                                                CONSUMERS ENERGY COMPANY

                                                    (Name of Company)





 hereby files with the Securities and Exchange  Commission,  pursuant to Rule 2, its statement  claiming  exemption as a holding  company from the  provisions  of the Public  Utility  Holding  Company Act of 1935,  and submits the following information:













 JUNE 7, 2002


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1.                Name, state of organization,  location and nature of business of claimant and every  subsidiary  thereof,  other than any exempt  wholesale  generator (EWG) or foreign utility company in which claimant  directly or indirectly holds an interest.


                  Consumers Energy Company

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Energy Company is a Michigan  corporation engaged in the generation,  purchase,  distribution and sale of electricity, and in the purchase, storage,  transmission,  distribution and sale of natural gas, in the lower peninsula of the state of Michigan.

1.                CMS Engineering Co.

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  CMS Engineering  Company is a Michigan  corporation engaged in offering design,  engineering,  project management and related  construction  services to natural gas utilities,  natural gas exploration and production  companies, and other energy businesses.

2.                CMS Midland Holdings Company

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  CMS  Midland  Holdings  Company is a Michigan  corporation  involved  as a Limited  Partner in the First  Midland
                  Limited  Partnership,  a Delaware limited  partnership,  which leases assets to the Midland  Cogeneration Venture
                  Limited Partnership, a Michigan limited partnership.

3.                CMS Midland, Inc.

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  CMS  Midland,  Inc.  is as Michigan  corporation  engaged as a 49%  General  Partner in the Midland  Cogeneration
                  Venture Limited Partnership, a Michigan limited partnership.

4.                Consumers Campus Holdings, LLC

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers  Campus  Holdings,  LLC is a Michigan  limited  liability  company  formed for the purpose of being the lessee in the synthetic  lease  financing of the new Consumers  Energy Company  office  building to be located in downtown Jackson, Michigan.
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5.                Consumers EnergyGuard Services, Inc.

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers EnergyGuard Services,  Inc., is a Michigan corporation formed for the purpose of marketing EnergyGuard, a residential bill payment insurance product to Consumers' residential customers.

6.                Consumers Funding LLC

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers  Funding LLC is a Delaware  limited  liability  company formed for the purpose of acting as assignee of property transferred by Consumers and issuer of securitization bonds.

7.                Consumers Nuclear Services, LLC

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers  Nuclear  Services,  LLC is a Michigan limited  liability company formed for the purpose of holding the
                  20% member interest in Nuclear Management LLC.

                  7.1        Nuclear Management Company, LLC (20%)

                             Address:  700 First Street, Hudson, Wisconsin 54016

                             Nuclear  Management  Company,  LLC is a Wisconsin limited liability company formed to achieve enhanced reliability and continued safe operation,  to pursue overall  excellence in nuclear power  operations, as well as to identify efficiencies in the provision of operating services to nuclear facilities.

8.                Consumers Receivables Funding, LLC

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers  Receivables  Funding,  LLC is a Delaware  limited  liability  company  formed to buy certain  accounts receivables from Consumers Energy Company and sell them to a third party.

9.                ES Services Company

                  Address:   212 West Michigan Avenue, Jackson, Michigan 49201

                  ES Services Company is a Michigan  corporation  formed for the purpose of offering design,  engineering,  project management and related services primarily to electric utilities and generation facilities.
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10.               MEC Development Corp.

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  MEC Development Corp. is a Michigan  corporation that previously held assets transferred to and holder of certain bonds issued by the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

11.               Michigan Electric Transmission Company

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Michigan  Electric  Transmission  Company is a Michigan  corporation  formed for the  purpose of owning  electric transmission  facilities  acquired from  Consumers.  It was merged with and into Michigan  Electric  Transmission
                  Company LLC (a Michigan limited liability company) on April 30, 2002,  immediately sold to Michigan  Transmission
                  Limited Holding Partner.

12.               Michigan Gas Storage Company

                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Michigan  Gas Storage  Company is a Michigan  corporation  and a natural  gas  company  within the meaning of the
                  Natural Gas Act engaged in the interstate  transportation and storage of gas for a number of customers  including
                  Consumers.

13.               Consumers Parnall Holdings, LLC


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Parnall Holdings, LLC is a Michigan limited liability corporation formed for the purpose of holding the interest of CEC Investments I, Inc. and related to the Parnall Road building pending a purchase of the title to the land by Consumers.

14.               Consumers Power Company Financing I


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Power Company Financing I is a Delaware Trust established to issue Trust Preferred Securities.
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15.               Consumers Energy Company Financing II


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Energy Company Financing II is a Delaware Trust established to issue Trust Preferred Securities.

16.               Consumers Energy Company Financing III


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Energy Company Financing III is a Delaware Trust established to issue Trust Preferred Securities.

17.               Consumers Energy Company Financing IV


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Energy Company Financing IV is a Delaware Trust established to issue Trust Preferred Securities.

18.               Consumers Energy Company Financing V


                  Address:  212 West Michigan Avenue, Jackson, Michigan 49201

                  Consumers Energy Company Financing V is a Delaware Trust established to issue Trust Preferred Securities.
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      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.
----------------------------------------------------------------------------------------------------------------------------------
Claimant's  subsidiary  Consumers is a public  utility.  Its property and  facilities  used for the  above-described  purposes are located within the State of Michigan and are described below.


                                                        (1) Electric Properties

Consumers' electric generation is supplied by the following plants:

                                                                                             2001                       2001
                                                                                   Summer Net Demonstrated
                                                       Size and Year                  Capability (kWhs)             Net Generation
Name and Location (Michigan)                         Entering Service                                               (Thousands of
                                                                                                                        kWhs)
Coal Generation
     J H Campbell 1&2 - West Olive                 2 Units, 1962-1967                                615,000          3,654,739
     J H Campbell 3 - West Olive                   1 Unit, 1980                                      765,140(a)       5,612,688
     D E Karn - Essexville                         2 Units, 1959-1961                                515,000          3,611,668
     B C Cobb - Muskegon                           2 Units, 1956-1957                                316,000          2,029,002
     J R Whiting - Erie                            3 Units, 1952-1953                                326,000          2,119,458
     J C Weadock - Essexville                      2 Units, 1955-1958                                310,000          2,175,729

Total Coal Generation                                                                              2,847,140         19,203,284

Oil/Gas Generation
     B C Cobb - Muskegon                           3 Units, 1999-2000                                183,000             58,328
     D E Karn - Essexville                         2 Units, 1975-1977                              1,276,000            928,427

Total Oil/Gas Generation                                                                           1,459,000            986,755

Hydroelectric
     Conventional Hydro Generation                 13 Plants, 1907-1949                               73,540            422,576
     Ludington Pumped Storage                      6 Units, 1973                                      954,700(b)       (553,135)(c)

Total Hydroelectric                                                                                1,028,240           (130,559)

Nuclear Generation
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     Palisades - South Haven                       1 Unit, 1971                                      760,000          2,325,720

Total Nuclear Generation                                                                             760,000          2,325,720


Gas/Oil Combustion Turbine
     Generation                                      8 Plants, 1966-1999                              346,800(d)         14,711

Total Gas/Oil Combustion Turbine                                                                      346,800            14,711

Total owned generation                                                                              6,441,180        22,399,911

Purchased and Interchange Power Capacity                                                         1,644,180(e)

TOTAL                                                                                               8,085,360

(a)      Represents  Consumers' share of the capacity of the J H Campbell 3, net of 6.69 percent  (ownership  interests of the Michigan Public Power Agency and Wolverine Power Supply Cooperative, Inc.).

(b)      Represents  Consumers'  share of the capacity of Ludington.  Consumers and Detroit  Edison have 51 percent and
         49 percent undivided ownership, respectively, in the plant.

(c)      Represents  Consumers' share of net pumped storage generation.  This facility  electrically pumps water during off-peak hours for storage to later generate electricity during peak-demand hours.

(d)      Includes 1.8 MW of distributed generation.

(e)      Includes 1,240 MW of purchased contract capacity from the MCV Facility.

Electric  subtransmission  and distribution  lines are located on or under public highways,  streets,  alleys or lands, except  where  they are  located  on or under  easements  or other  rights.  Consumers  owns 340 miles of high  voltage distribution  radial lines.  The  subtransmission  system consists of 4,152  structural  miles of overhead lines and 16 subsurface miles of underground  lines. The distribution  system consists of 54,380  structural miles of overhead lines and 7,801 subsurface miles of underground lines.

Consumers owns substations having an aggregate transformer capacity of 28,868,000 kilovoltamperes.

On April 1, 2001,  Consumers  transferred  its investment in electric  transmission  lines and  substations to a wholly owned  subsidiary,  Michigan  Electric  Transmission  Company  (METC)  and on May 1,
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2002  sold  the  entire  electric transmission  system to an independent  third party.  The  transmission  system consists of 4,288 structural  miles of overhead lines.

METC owned substations having an aggregate transformer capacity of 12,015,660 kilovoltamperes.

Consumers  is  interconnected  with  certain  Michigan  and  neighboring   utilities.   Consumers  owns  the  land  and
rights-of-way  and METC owns the non-land  assets  which  connect  with the  electric  transmission  lines that deliver electric energy at or near the Michigan state border to:

Indiana & Michigan Electric Company at the following  interconnection points:  Palisades-Cook No. 1, Palisades-Cook No.
2,  Argenta-Robinson  Park and  Argenta-Twin  Branch;  and Northern  Indiana  Public  Service  Company at the following interconnection point: Barton Lake-Batavia.
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                                                           (2) Gas Properties

    Consumers' gas distribution and transmission system consists of 24,746 miles of distribution mains and 1,099 miles of transmission lines throughout Michigan's lower peninsula. It owns and operates six compressor stations with a total of 113,680 installed horsepower. Consumers has 11 gas storage fields located across Michigan with an aggregate storage capacity of 221.3 bcf.

    Michigan Gas Storage's transmission system consists of 521 miles of pipelines within Michigan's lower peninsula. It owns and operates two compressor stations with a total of 53,500 installed horsepower. Michigan Gas Storage has three gas storage fields located in Osceola, Clare and Missaukee counties of Michigan with an aggregate storage capacity of 109.5 bcf.

In November 2001,  Michigan Gas storage filed an  application  with the Federal  Energy  Regulatory  Commission for a declaration of exemption from  provisions of the National Gas Act. Upon approval of the  application,  it is intended that Michigan Gas Storage and its facilities would be merged into Consumers Energy Company.



--------------------------------------------------------------------------------------------------------------------------------
3.       The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
--------------------------------------------------------------------------------------------------------------------------------


                                                          ELECTRIC ENERGY

(a)      Number of kWh of electric energy sold  (at retail or wholesale).

                                                                                                                 kWh
Total Electric Energy Sold                                                                                 38,934,189,814


(b)      Number of kWh of electric energy distributed at retail outside Michigan.

                                                                                                                 kWh
Total Electric Energy Distributed Outside of the State of
Michigan                                                                                                          0

(c)      Number of kWh of electric energy sold at wholesale outside Michigan or at Michigan's state line.

                                                                                                                 kWh
Total  Electric  Energy Sold at  Wholesale  Outside                                                        1,922,071,000
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the State of Michigan or at Michigan's State Line.

(d) Number of kWh of electric energy purchased outside Michigan or at Michigan's state line.

                                                                                                                 kWh
Total Electric Energy Purchased Outside of Michigan                                                        6,932,983,000



                                                            NATURAL GAS
CMS Energy information reports for natural gas, as it does not deal with or in manufactured gas.

(a)                 Number of Mcf of natural gas distributed at retail.

                                                                                                                Mcf
Total Natural Gas Distributed at Retail                                                                      230,729,000

(b)                 Number of Mcf of natural gas distributed at retail outside Michigan.

                                                                                                                Mcf
Total Natural Gas Distributed at Retail                                                                          0
Outside the State of Michigan

(c)                  Number of Mcf of natural gas sold at wholesale outside Michigan or at Michigan's state line.

                                                                                                                Mcf
Total Natural Gas Sold at Wholesale Outside Michigan or at                                                       0
Michigan's State Line.

(d)                   Number of Mcf of natural gas purchased outside Michigan.

                                                                                                                Mcf
Total Natural Gas Purchased Outside of Michigan                                                              239,839,000

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4.       The  following  information  for the  reporting  period with  respect to claimant  and each  interest it holds  directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)      Name,  location,  business  address and  description of the facilities  used by the EWG or foreign  utility company for the generation,  transmission  and  distribution  of electric  energy for sale or for the  distribution at retail of natural or manufactured gas;
         NONE

(b)      Name of each system company that holds an interest in such EWG or foreign utility company;  and description of the interest held;
         NONE

(c)      Type and amount of the capital invested,  directly or indirectly,  by the holding company claiming exemption; any direct or indirect  guarantee of the security of the EWG or foreign utility company by the holding company  claiming  exemption;  and any debt or other  financial  obligation  for which there is  recourse,  directly  or  indirectly,  to the holding  company claiming exemption or another system company, other than the EWG or foreign utility company;
         NONE

(d)      Capitalization and earnings of the EWG or foreign utility company during the reporting period; and
         NONE

(e)      Identify any service,  sales or construction  contract(s)  between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
         NONE

Exhibit A-1  Consolidating  statement of income and surplus of Claimant and its  subsidiary  companies  for the calendar  year 2001, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

Exhibit B- Not Applicable

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The  above-named  Claimant has caused this statement to be duly executed on its behalf by its authorized  officer on this 7th day of
June, 2002.

                                                 CONSUMERS ENERGY COMPANY
                                                 A Michigan corporation

[CORPORATE SEAL]                            By: /s/David A. Mikelonis                  .
                                                David A. Mikelonis
                                                Senior Vice President and General Counsel

ATTEST:

  /s/Michael D. VanHemert
  Michael D. VanHemert
  Assistant Secretary



Name, title, and address of officer to whom notices and correspondence concerning this Statement should be addressed:

                                            David A. Mikelonis
                                            Senior Vice President and
                                            General Counsel
                                            Consumers Energy Company
                                            2123 West Michigan Avenue
                                            Jackson, Michigan 49201
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                                                             EXHIBIT A


A consolidating statement of income and surplus of Consumers Energy Company and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Consumers Energy Company and its subsidiary companies as of the close of such calendar year is attached.

                                                     CONSUMERS ENERGY COMPANY
                                                 Consolidating Statement of Income
                                               For the Year Ended December 31, 2001
                                                           (In Millions)

                                                        Michigan                       CMS
                                       Consumers        Electric                       Midland      CMS
                                       Energy           Transmission    Consumers      Holdings     Midland
                                       Company          Company         Funding LLC    Company      Inc.


Operating Revenue
  Electric                                  $2,649             $82           $0             $0             $0
  Gas                                        1,337               0            0              0              0
  Other                                        (1)               0            0             14             24
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

    Total operating revenue                  3,985              82            0             14             24
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

Operating Expenses
  Fuel for electric generation                 330               0            0              0              0
  Purchased power -
    related parties                            604               0            0              0              0
  Purchased and interchange
    Power                                      476               0            0              0              0
  Cost of gas sold                             707               0            0              0              0
  Cost of gas sold-
    related parties                            143               0            0              0              0
  Loss on power purchases agreement-
    MCV Partnership                            126               0            0              0              0
  Other                                        621              27            0              0              0
  Maintenance                                  199              10            0              0              0
  Depreciation, depletion
    and amortization                           328               8            0              0              2
  General Taxes                                181               4            0              0              0
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

    Total operating expenses                 3,715              49            0              0              2
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

Pretax Operating Income                        270              33            0             14             22
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

Other Income (Deductions)
  Dividends and interest
    From affiliates                              7               1            3              0              1
  Accretion expense                           (10)               0            0              0              0
  Other, net                                    56               0            0              0              0
                                       ---------------- --------------- -------------- ------------ ----------
    Total other income
      (deductions)                              53               1            3              0              1
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

Interest Charges
  Interest on long-term debt                   148               0            3              0              0
  Other interest                                88               0            0              0              0
  Capitalized interest                         (6)               0            0              0              0
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

    Net interest charges                       230               0            3              0              0
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

Net Income (Loss) Before Income Taxes           93              34            0             14             23

Income Taxes                                    24              12            0              3              8
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

Net Income (Loss) Before Cumulative
  Effect of Change in Accounting                69              22            0             11             15
Principle

Cumulative Effect of Change in
  Accounting for Derivative                   (11)               0            0              0              0
Instruments
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

                                                58              22            0             11             15

Preferred Stock Dividends                        2               0            0              0              0

Preferred Stock Distribution                     0               0            0              0              0
                                       ---------------- --------------- -------------- ------------ ----------
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                                                        Michigan                       CMS
                                       Consumers        Electric                       Midland      CMS
                                       Energy           Transmission    Consumers      Holdings     Midland
                                       Company          Company         Funding LLC    Company      Inc.


Net Income (Loss) Available
      To Common Stockholder                   56             22              0           11           15

Dividends on Common Stock                    190              0              0            0            0
                                       ---------------- --------------- -------------- ------------ ----------
                                       ---------------- --------------- -------------- ------------ ----------

Net Income (Loss) After Common
  Dividends                                $(134)            $22             $0          $11          $15
                                       ---------------- --------------- -------------- ------------ ----------

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                                                        CONSUMERS ENERGY COMPANY
                                                   Consolidating Statement of Income
                                            For the Year Ended December 31, 2001 (Continued)
                                                             (In Millions)

                                  ES                                        Consumers      Consumers    Consumers       Consumers
                                  Services   CMS            MEC             Power          Energy       Energy          Energy
                                  Company    Engineering    Development     Company        Company      Company         Company
                                  (1)        Company (2)    Corporation     Financing I    Financing    Financing III   Financing
                                                            (3)                            II                           IV
Operating Revenue
  Electric                           $0             $0              $0             $0           $0              $0           $0
  Gas                                 0              0               0              0            0               0            0
  Other                               5              1               0              0            0               0            0
                                 ---------- -------------- --------------- -------------- ------------ --------------- ------------
                                 ---------- -------------- --------------- -------------- ------------ --------------- ------------

    Total operating revenue           5              1               0              0            0               0            0
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------

Operating Expenses
  Fuel for electric generation        0              0               0              0            0               0            0
  Purchased power -
    Related parties                   0              0               0              0            0               0            0
  Purchased and interchange
    Power                             0              0               0              0            0               0            0
  Cost of gas sold                    0              0               0              0            0               0            0
  Cost of gas sold-                   0              0               0              0            0               0            0
    Related parties
  Loss on power purchases agreement-
    MCV Partnership                   0              0               0              0            0               0            0
  Other                               5              1               0              0            0               0            0
  Maintenance                         0              0               0              0            0               0            0
  Depreciation, depletion
    and amortization                  0              0               0              0            0               0            0
  General Taxes                       0              0               0              0            0               0            0
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------

    Total operating expenses          5              1               0              0            0               0            0
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------

Pretax Operating Income             0              0               0              0            0               0            0
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------

Other Income (Deductions)           0              0               0              0            0               0            0
  Dividends and interest
    from affiliates                 0              0               0              9           10              17            6
  Accretion expense                 0              0               0              0            0               0            0
  Other, net                        0              0               0              0            0               0            0
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
    Total other income
      (deductions)                  0              0               0              9           10              17            6
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------

Interest Charges
  Interest on long-term debt        0              0               0              0            0               0            0
  Other interest                    0              0               0              0            0               0            0
  Capitalized interest              0              0               0              0            0               0            0
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------

    Net interest charges            0              0               0              0            0               0            0
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------

Net Income (Loss) Before Income
   Taxes                            0              0               0              9           10              17            6

Income Taxes                        0              0               0              0            0               0            0
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------

Net Income (Loss) Before Cumulative
  Effect of Change in Accounting    0              0               0              9           10              17            6
Principle

Cumulative Effect of Change in
  Accounting for Derivative         0              0               0              0            0               0            0
Instruments
                                  ---------- -------------- --------------- -------------- ------------ --------------- ------------
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                                       ES                                        Consumers      Consumers    Consumers    Consumers
                                       Services   CMS            MEC             Power          Energy       Energy       Energy
                                       Company    Engineering    Development     Company        Company      Company      Company
                                       (1)        Company (2)    Corporation     Financing I    Financing    Financing    Financing
                                                                 (3)                            II           III          IV

Net Income (Loss)                        0              0               0              9           10           17             6

Preferred Stock Dividends                0              0               0              0            0            0             0

Preferred Stock Distribution             0              0               0              9           10           16             6
                                       ---------- -------------- --------------- -------------- ------------ ------------ ----------
                                       ---------- -------------- --------------- -------------- ------------ ------------ ----------
Net Income (Loss) Available
  To Common Stockholder                  0              0               0              0            0            1             0
Dividends on Common Stock                0              0               0              0            0            1             0
                                       ---------- -------------- --------------- -------------- ------------ ------------ ----------
                                       ---------- -------------- --------------- -------------- ------------ ------------ ----------
Net Income (Loss) After Common
  Dividends                             $0             $0              $0             $0           $0           $0            $0
                                       ---------- -------------- --------------- -------------- ------------ ------------ ----------

(1) Net Income (Loss) After Common Dividends, not rounded to millions, is $22,868
(2) Net Income (Loss) After Common Dividends, not rounded to millions, is $(2,113)
(3) Net Income (L0ss) After Common Dividends, not rounded to millions, is $(10)
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                                                       CONSUMERS ENERGY COMPANY
                                                   Consolidating Statement of Income
                                           For the Year Ended December 31, 2001 (Continued)
                                                             (In Millions)

                                     Consumers                                       Consumers    InterCompany   Consumers
                                     Energy       Consumers                          Parnall      Eliminations   Energy
                                     Guard        Nuclear          Michigan Gas      Holdings,                   Company
                                     Services     Services, LLC    Storage Company   LLC (6)                     Consol.
                                     (4)          (5)
Operating Revenue
  Electric                              $0               $0                $0           $0        $(98)          $2,633
  Gas                                    0                0                21            0         (20)           1,338
  Other                                  0                0                 0            0            0              43
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

    Total operating revenue              0                0                21            0        (118)           4,014
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

Operating Expenses
  Fuel for electric generation           0                0                 0            0            0             330
  Purchased power -
    Related parties                      0                0                 0            0         (61)             543
  Purchased and interchange
    Power                                0                0                 0            0            0             476
  Cost of gas sold                       0                0                 0            0            0             707
  Cost of gas sold-
    Related parties                      0                0                 0            0         (20)             123
  Loss on power purchases
agreement-
    MCV Partnership                      0                0                 0            0            0             126
  Other                                  0                0                 9            0         (28)             635
  Maintenance                            0                0                 3            0          (9)             203
  Depreciation, depletion
    and amortization                     0                0                 1            0            0             339
  General Taxes                          0                0                 2            0            0             187
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

    Total operating expenses             0                0                15            0        (118)           3,669
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

Pretax Operating Income                  0                0                 6            0            0             345
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

Other Income (Deductions)                0                0                 0            0
  Dividends and interest
    from affiliates                      0                0                 0            0         (48)               6
  Accretion expense                      0                0                 0            0            0            (10)
  Other, net                             0                0                 0            0         (51)               5
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

    Total other income
      (deductions)                       0                0                 0            0         (99)               1
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

Interest Charges
  Interest on long-term debt             0                0                 0            0            0             151
  Other interest                         0                0                 0            0         (47)              41
  Capitalized interest                   0                0                 0            0            0             (6)
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

    Net interest charges                 0                0                 0            0         (47)             186
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

Net Income (Loss) Before Income          0                0                 6            0         (52)             160
Taxes

Income Taxes                             0                0                 2            0            0              49
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

Net Income (Loss) Before Cumulative
  Effect of Change in Accounting         0                0                 4            0         (52)             111
Principle

Cumulative Effect of Change in
  Accounting for Derivative              0                0                 0            0            0            (11)
Instruments
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

Net Income (Loss)                        0                0                 4            0         (52)             100

Preferred Stock Dividends                0                0                 0            0            0               2

Preferred Stock Distribution             0                0                 0            0            0              41
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

                                     Consumers                                       Consumers    InterCompany  Consumers
                                     Energy       Consumers                          Parnall      Eliminations  Energy
                                     Guard        Nuclear          Michigan Gas      Holdings,                  Company
                                     Services     Services, LLC    Storage Company   LLC (6)                    Consol.
                                     (4)          (5)
Net Income (Loss) Available
  To Common Stockholder                  0                0                 4            0         (52)              57

Dividends on Common Stock                0                0                 0            0          (1)             190
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------

Net Income (Loss) After Common
  Dividends                             $0               $0                $4           $0        $(51)          $(133)
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------
                                     ------------ ---------------- ----------------- ------------ ------------ ---------------


 (4)    Net Income (Loss) After Common Dividends, not rounded to millions, is $(17,472)
 (5)    Net Income (Loss) After Common Dividends, not rounded to millions, is $71,553
 (6)    Net Income (Loss) After Common Dividends, not rounded to millions, is $78,135

                                                    CONSUMERS ENERGY COMPANY
                                               Consolidating Balance Sheet Assets
                                                        December 31, 2001
                                                          (In Millions)

                                                      Michigan                        CMS
                                         Consumers    Electric                        Midland    CMS
                                         Energy       Transmission  Consumers         Holdings   Midland
                                         Company      Company       Funding LLC       Company    Inc.
      Plant (At original cost)
        Electric                         $7,211         $450                $0         $0         $0
        Gas                              2,475             0                 0          0          0
        Other                               17             0                 0          0          0
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------

                                         9,703           450                 0          0          0
      Less accumulated depreciation,
        depletion and amortization       5,656           219                 0          0          0
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------

                                         4,047           231                 0          0          0
        Construction work-in-progress      429            29                 0          0          0
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------

                                         4,476           260                 0          0          0
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------

      Investments
        Stock of affiliates                744             0                 0          0          0
        First Midland Limited
          Partnership                        0             0                 0        253          0
        Midland Cogeneration
          Venture Limited Partnership        0             0                 0          0        300
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------

                                           744             0                 0        253        300
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------

      Current Assets
        Cash and temporary cash
          Investments                        6             0                 4          0          2
        Accounts receivable and
          accrued revenue                  115            17                 0          0          0
        Accounts receivable -
          related parties                   46            27                 1          0          0
        Notes receivable -
          related parties                    0             0                16          0         10
        Inventories at average cost -
          Gas in underground storage       569             0                 0          0          0
          Materials and supplies            63             6                 0          0          0
          Generating plant fuel stock       52             0                 0          0          0
        Prepaid property taxes             144             0                 0          0          0
        Regulatory assets                   19             0                 0          0          0
        Other                                4            10                 0          0          0
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------

                                         1,018            60                21          0         12
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------

      Non-current Assets
        Regulatory Assets
          Securitization costs             717             0                 0          0          0
          Postretirement benefits          206             0                 0          0          0
          Abandoned Midland project         12             0                 0          0          0
          Other                            167             0                 0          0          0
        Nuclear decommissioning
          trust funds                      581             0                 0          0          0
        Long-term notes receivables -
          related parties                    0             0               453          0          0
        Other                              175             0                 0          0          0
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------

                                         1,858             0               453          0          0
                                         ------------ ------------- ----------------- ---------- ----------
                                         ------------ ------------- ----------------- ---------- ----------


      Total Assets                       $8,096         $320              $474        $253       $312
                                        -------------- ------------ ----------------- ---------- ----------

                                                    CONSUMERS ENERGY COMPANY
                                               Consolidating Balance Sheet Assets
                                                  December 31, 2001 Continued
                                                         (In Millions)

                                                                MEC          Consumers    Consumers    Consumers     Consumers
                                      ES                        Development  Power        Energy       Energy        Energy
                                      Services   CMS            Corporation  Company      Company      Company       Company
                                      Company    Engineering    (2)          Financing I  Financing    Financing     Financing
                                                 (1)                                      II           III           IV
      Plant (At original cost)
        Electric                         $0             $0           $0           $0           $0            $0           $0
        Gas                               0              0            0            0            0             0            0
        Other                             0              0            0            0            0             0            0
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------

                                          0              0            0            0            0             0            0
      Less accumulated depreciation,
        depletion and amortization        0              0            0            0            0             0            0
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------

                                          0              0            0            0            0             0            0
      Construction work-in-progress       0              0            0

                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------

                                          0              0            0            0            0             0            0
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------


      Investments
        Stock of affiliates               0              0            0            0            0             0            0
        First Midland Limited
          Partnership                     0              0            0            0            0             0            0
        Midland Cogeneration
          Venture Limited                 0              0            0            0            0             0            0
      Partnership
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------

                                          0              0            0            0            0             0            0
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------

      Current Assets
        Cash and temporary cash
          Investments                     1              0            0            0            0             0            0
        Accounts receivable and
          accrued revenue                 0              0            0            0            0             0            0
        Accounts receivable -
          related parties                 1              0            0            0            0             0            0
        Notes receivable -
          related parties                 0              0            0            0            0             0            0
        Inventories at average cost-
         Gas in underground storage       0              0            0            0            0             0            0
          Materials and supplies          0              0            0            0            0             0            0
         Generating plant fuel stock      0              0            0            0            0             0            0

        Regulatory assets                 0              0            0            0            0             0            0
        Other                             0              0            0            0            0             0            0
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------

                                          2              0            0            0            0             0            0
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------

      Non-current Assets
        Regulatory Assets
          Securitization costs            0              0            0            0            0             0            0
          Postretirement benefits         0              0            0            0            0             0            0
          Abandoned Midland project       0              0            0            0            0             0            0
          Other                           0              0            0            0            0             0            0

                                                                MEC          Consumers    Consumers    Consumers     Consumers
                                      ES                        Development  Power        Energy       Energy        Energy
                                      Services   CMS            Corporation  Company      Company      Company       Company
                                      Company    Engineering    (2)          Financing I  Financing    Financing     Financing
                                                 (1)                                      II           III           IV
        Nuclear decommissioning
          trust funds                     0              0            0            0            0             0            0
        Long-term notes receivables-
          related parties                 0              0            0          103          124           180          124
        Other                             0              0            0            0            0             0            0
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------

                                          0              0            0          103          124           180          129
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------
                                      ---------- -------------- ------------ ------------ ------------ ------------- ------------


      Total Assets                       $2             $0           $0         $103         $124          $180         $129
                                      ------------ -------------- ------------ ------------ ---------- --------------- ----------

(1)      Total Assets, not rounded to millions, is $316,385
(2)      Total Assets, not rounded to millions, is $985


                                                    CONSUMERS ENERGY COMPANY
                                               Consolidating Balance Sheet Assets
                                                   December 31, 2001 Continued
                                                          (In Millions)

                                      Consumers                                Consumers    InterCompany   Consumers
                                      Energy       Consumers      Michigan     Parnall      Eliminations   Energy
                                      Guard        Nuclear        Gas          Holdings,                   Company
                                      Services     Services, LLC  Storage      LLC                         Consol.
                                      (3)                         Company
      Plant (At original cost)
        Electric                         $0             $0           $0           $0           $0        $7,661
        Gas                               0              0          118            0            0         2,593
        Other                             0              0            0            6            0            23
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------

                                          0              0          118            6            0        10,277
      Less accumulated depreciation,
        depletion and amortization        0              0           59            0            0         5,934
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------

                                          0              0           59            6            0         4,343
      Construction work-in-progress       0              0            6            0            0           464
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                          0              0           65            6
                                                                                                0         4,807
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------

      Investments
        Stock of affiliates               0              2            0            0        (687)            59
        First Midland Limited
          Partnership                     0              0            0            0            0           253
        Midland Cogeneration
          Venture Limited                 0              0            0            0            0           300
      Partnership
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------

                                          0              2            0            0        (687)           612
                                      ------------ -------------- ------------ ------------ ------------ -------------
      Current Assets
        Cash and temporary cash
          Investments                     0              0            3            0            0            16
        Accounts receivable and
          accrued revenue                 0              0            0            0          (7)           125
        Accounts receivable -
          related parties                 0              0            2            0         (60)            17
        Notes receivable -
          related parties                 0              0            0            0         (26)             0
        Inventories at average cost-
          Gas in underground storage      0              0            0            0            0           569
          Materials and supplies          0              0            0            0            0            69
         Generating plant fuel stock      0              0            0            0            0            52
        Prepaid property taxes            0              0            0            0            0           144
        Regulatory assets                 0              0            0            0            0            19
        Other                             0              0            0            0            0            14
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------

                                          0              0            5            0         (93)         1,025
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------

      Non-current Assets
        Regulatory Assets
          Securitization costs            0              0            0            0            0           717
          Postretirement benefits         0              0            3            0            0           209
          Abandoned Midland project       0              0            0            0            0            12
          Other                           0              0            0            0            0           167
        Nuclear decommissioning
          trust funds                     0              0            0            0            0           581
        Long-term notes receivables-
          related parties                 0              0            0            0        (989)             0
        Other                             0              0            1            0            0           176
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------

                                          0              0            4            0        (989)         1,862
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------

      Total Assets                       $0             $2          $74           $6        $(1,769)     $8,306
                                      ------------ -------------- ------------ ------------ ------------ -------------
                                      ------------ -------------- ------------ ------------ ------------ -------------

  (3) Total Assets, not rounded to millions, is $69,786

                                                  CONSUMERS ENERGY COMPANY
                                    Consolidating Balance Sheet - Equity and Liabilities
                                                      December 31, 2001
                                                        (In Millions)

                                                      Michigan                    CMS                             CMS
                                         Consumers    Electric      Consumers     Midland   CMS        ES         Engineering
                                         Energy       Transmission  Funding LLC   Holdings  Midland    Services   Company (1)
                                         Company      Company                     Company   Inc.       Company
Capitalization
  Common Stockholders' Equity
    Common stock                           $841            $0            $0        $0         $0         $0           $0
    Paid-in-capital                         633           198             2        54        168          1            0
    Revaluation capital                       5             0             0         0        (8)          0            0
    Retained earnings                       372            22             0        35        137          0            0
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------

                                          1,851           220             2        89        297          1            0
  Preferred stock                            44             0             0         0          0          0            0
  Company-obligated mandatorily
    redeemable preferred
      securities of subsidiaries              0             0             0         0          0          0            0
  Long-term debt                          2,018             0           453         0          0          0            0
  Intercompany long-term
    notes payable                           989             0             0         0          0          0            0
  Non-current portion of capital leases      56             0             0         0          0
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------

                                          4,958           220           455        89        297          1            0
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------

Current Liabilities
  Current portion of long-term
    debt and capital leases                 240             0            16         0          0          0            0
  Notes Payable                             416             0             0         0          0          0            0
  Intercompany notes payable                 26             0             0         0          0          0            0
  Accounts payable                          293             0             0         0          0          0            0
  Accrued taxes                             213            11             0         4        (8)          0            0
  Accounts payable - related
    Parties                                 117            18             0         0          0
  Deferred income taxes                      12             0             0         0          0          1            0
  Other                                     256             0             3         0          0          0            0
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------

                                          1,573            29            19         4        (8)          1            0
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------

Non-current Liabilities
  Deferred income taxes                     530            42             0       146         22          0            0
  Postretirement benefits                   276             0             0         0          0          0            0
  Regulatory liabilities for
    income taxes, net                       276             0             0         0          0          0            0
  Power purchase agreement -
    MCV Partnership                         169             0             0         0          0          0            0
  Deferred investment tax credit             87             0             0        14          1          0            0
  Other                                     227            29             0         0          0
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------

                                          1,565            71             0       160         23          0            0
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------
Total Stockholders' Equity
  and Liabilities                        $8,096          $320          $474       $253      $312          2            0
                                         ------------ ------------- ------------- --------- ---------- ---------- ------------

(1) Total Stockholders' Equity and Liabilities, not rounded to millions, is $316,385


                                                        CONSUMERS ENERGY COMPANY
                                          Consolidating Balance Sheet - Equity and Liabilities
                                                            December 31, 2001
                                                              (In Millions)

                                 MEC          Consumers     Consumers    Consumers    Consumers    Consumers
                                 Development  Power         Energy       Energy       Energy       Energy
                                 Corporation  Company       Company      Company      Company      Guard
                                 (2)          Financing I   Financing    Financing    Financing    Services
                                                            II           III          IV           (3)
Capitalization
  Common Stockholders' Equity
    Common stock                    $0             3           $4           $5           $4           $0
    Paid-in-capital                  0             0            0            0            0            0
    Revaluation capital              0
    Retained earnings                0             0            0            0            0            0
                                 ------------ ------------- ------------ ------------ ------------ ------------
                                 ------------ ------------- ------------ ------------ ------------ ------------

                                     0             3            4            5            4            0
  Preferred stock                    0             0            0            0            0            0
  Company-obligated mandatorily
    redeemable preferred
      securities of                  0           100          120          175          125            0
subsidiaries
  Long-term debt                     0             0           00            0            0            0
  Intercompany long-term
    notes payable                    0             0            0            0            0            0
  Non-current portion of             0             0            0            0            0
capital leases
                                 ------------ ------------- ------------ ------------ ------------ ------------
                                 ------------ ------------- ------------ ------------ ------------ ------------

                                     0           103          124          180          129            0
                                 ------------ ------------- ------------ ------------ ------------ ------------
                                 ------------ ------------- ------------ ------------ ------------ ------------

Current Liabilities
  Current portion of long-term
    debt and capital leases          0             0            0            0            0            0
  Notes Payable                      0             0            0            0            0            0
  Intercompany notes payable         0             0            0            0            0            0
  Accounts payable                   0             0            0            0            0            0
  Accrued taxes                      0             0            0            0            0            0
  Accounts payable - related
    Parties                                        0            0            0
  Deferred income taxes              0             0            0            0            0            0
  Other                              0             0            0            0            0            0
                                 ------------ ------------- ------------ ------------ ------------ ------------
                                 ------------ ------------- ------------ ------------ ------------ ------------

                                     0             0            0            0            0            0
                                 ------------ ------------- ------------ ------------ ------------ ------------
                                 ------------ ------------- ------------ ------------ ------------ ------------

Non-current Liabilities
  Deferred income taxes              0             0            0            0            0            0
  Postretirement benefits            0             0            0            0            0            0
  Regulatory liabilities for
    income taxes, net                0             0            0            0            0            0
  Power purchase agreement -
    MCV Partnership                  0             0            0            0            0            0
  Deferred investment tax            0             0            0            0            0            0
credit
  Other                              0             0            0            0            0            0
                                 ------------ ------------- ------------ ------------ ------------ ------------
                                 ------------ ------------- ------------ ------------ ------------ ------------

                                     0             0            0            0            0            0
                                 ------------ ------------- ------------ ------------ ------------ ------------
                                 ------------ ------------- ------------ ------------ ------------ ------------

Total Stockholders' Equity
  and Liabilities                    0           103          124          180          129            0
                                 ------------ ------------- ------------ ------------ ------------ ------------
                                 ------------ ------------- ------------ ------------ ------------ ------------


(2) Total Stockholders' Equity and Liabilities, not rounded to millions, is $985
(3) Total Stockholders' Equity and Liabilities, not rounded to millions, is $69,786

                                                        CONSUMERS ENERGY COMPANY
                                          Consolidating Balance Sheet - Equity and Liabilities
                                                            December 31, 2001
                                                              (In Millions)

                                 Consumers       Michigan     Consumers    InterCompany   Consumers
                                 Nuclear         Gas          Parnall      Eliminations   Energy
                                 Services, LLC   Storage      Holdings,                   Company
                                                 Company      LLC                         Consol.
Capitalization
  Common Stockholders' Equity
    Common stock                       $0          $15           $0        $(31)         $841
    Paid-in-capital                     2            0            4        (430)          632
    Revaluation capital                 0            0                         7            4
    Retained earnings                   0           40                     (233)          373
                                 --------------- ------------ ------------ ------------ ------------
                                 --------------- ------------ ------------ ------------ ------------

                                        2           55            4        (687)        1,850
  Preferred stock                                                              0           44
  Company-obligated mandatorily
    redeemable preferred
      securities of                     0            0                         0          520
subsidiaries
  Long-term debt                        0            0            1            0        2,472
  Intercompany long-term
    notes payable                       0            0                     (989)            0
  Non-current portion of                0            0                         0           56
capital leases
                                 --------------- ------------ ------------ ------------ ------------
                                 --------------- ------------ ------------ ------------ ------------

                                        2           55            5        (1,676)      4,942
                                 --------------- ------------ ------------ ------------ ------------
                                 --------------- ------------ ------------ ------------ ------------

Current Liabilities
  Current portion of long-term
    debt and capital leases             0            0            1            0          257
  Notes Payable                         0            0            0            0          416
  Intercompany notes payable            0            0            0         (26)            0
  Accounts payable                      0            5            0          (7)          291
  Accrued taxes                         0          (1)            0            0          219
  Accounts payable - related                         4
    Parties                             0            0            0         (60)           80
  Deferred income taxes                 0            0            0            0           12
  Other                                 0            1            0            0          260
                                 --------------- ------------ ------------ ------------ ------------
                                 --------------- ------------ ------------ ------------ ------------

                                        0            9            1         (93)        1,535
                                 --------------- ------------ ------------ ------------ ------------
                                 --------------- ------------ ------------ ------------ ------------

Non-current Liabilities
  Deferred income taxes                 0            7            0            0          747
  Postretirement benefits               0            3            0            0          279
  Regulatory liabilities for
    income taxes, net                   0            0            0            0          276
  Power purchase agreement -
    MCV Partnership                     0            0            0            0          169
  Deferred investment tax               0            0            0            0          102
credit
  Other                                 0            0            0            0          256
                                 --------------- ------------ ------------ ------------ ------------
                                 --------------- ------------ ------------ ------------ ------------

                                        0           10            0            0        1,829
                                 --------------- ------------ ------------ ------------ ------------
                                 --------------- ------------ ------------ ------------ ------------

Total Stockholders' Equity
  and Liabilities                      $2          $74           $6        $(1,769)     $8,306
                                 --------------- ------------ ------------ ------------ ------------
                                 --------------- ------------ ------------ ------------ ------------


                                                    CONSUMERS ENERGY COMPANY
                                          Consolidating Statement of Retained Earnings
                                                       December 31, 2001
                                                         (In Millions)

                                            Michigan                       CMS
                               Consumers    Electric                       Midland      CMS
                               Energy       Transmission    Consumers      Holdings     Midland
                               Company      Company         Funding LLC    Company      Inc.


Balance at January 1, 2001        $506              $0             $0          $24         $122

Net Income (Loss)                   58              22              0           11           15

Less Dividends Paid
  Common Stock                     190               0              0            0            0
  Preferred Stock                    2               0              0            0            0
  Preferred Securities
    Distributions                    0               0              0            0            0
                               ------------ --------------- -------------- ------------ ------------
                               ------------ --------------- -------------- ------------ ------------

                                   192               0              0            0            0
                               ------------ --------------- -------------- ------------ ------------
                               ------------ --------------- -------------- ------------ ------------

Balance at December 31, 2001      $372             $22             $0          $35         $137
                               ------------ --------------- -------------- ------------ ------------

                                                    CONSUMERS ENERGY COMPANY
                                          Consolidating Statement of Retained Earnings
                                                  December 31, 2001 Continued
                                                         (In Millions)

                                                                           Consumers    Consumers    Consumers       Consumers
                                            CMS             MEC            Power        Energy       Energy          Energy
                               ES           Engineering     Development    Company      Company      Company         Company
                               Services     Company (2)     Corporation    Financing I  Financing    Financing III   Financing
                               Company (1)                  (3)                         II                           IV

Balance at January 1, 2001         0               0              0            0            0               0            0

Net Income (Loss)                  0               0              0            9           10              17            6

Less Dividends Paid
  Common Stock                     0               0              0            0            0               1            0
  Preferred Stock                  0               0              0            0            0               0            0
  Preferred Securities
    Distributions                  0               0              0            9           10              16            6
                               ------------ --------------- -------------- ------------ ------------ --------------- ------------
                               ------------ --------------- -------------- ------------ ------------ --------------- ------------

                                   0               0              0            9           10              17            6
                               ------------ --------------- -------------- ------------ ------------ --------------- ------------
                               ------------ --------------- -------------- ------------ ------------ --------------- ------------

Balance at December 31, 2001      $0              $0             $0           $0           $0              $0           $0
                               ------------ --------------- -------------- ------------ ------------ --------------- ------------

(1) Balance at December 31, 2001, not rounded to millions, is $ (27,274)
(2) Balance at December 31, 2001, not rounded to millions, is $122,326
(3) Balance at December 31, 2001, not rounded to millions, is $(5,401)

                                             CONSUMERS ENERGY COMPANY
                                   Consolidating Statement of Retained Earnings
                                            December 31, 2001 Continued
                                                   (In Millions)

                               Consumers    Consumers                      Consumers                   Consumers
                               Energy       Nuclear         Michigan Gas   Parnall                     Energy
                               Guard        Services, LLC   Storage        Holdings,    Intercompany   Company
                               Services     (5)             Company        LLC (6)      Eliminations   Consol.
                               (4)

Balance at January 1, 2001         0               0              36           0         $(182)          $506

Net Income (Loss)                  0               0              4            9           (52)           100

Less Dividends Paid
  Common Stock                     0               0              0            0            (1)           190
  Preferred Stock                  0               0              0            0              0             2
  Preferred Securities
    Distributions                  0               0              0            9              0            41
                               ------------ --------------- -------------- ------------ -------------- -------------
                               ------------ --------------- -------------- ------------ -------------- -------------

                                   0               0              0            9            (1)           233
                               ------------ --------------- -------------- ------------ -------------- -------------
                               ------------ --------------- -------------- ------------ -------------- -------------

Balance at December 31, 2001      $0              $0            $40           $0         $(233)          $373
                               ------------ --------------- -------------- ------------ -------------- -------------
                               ------------ --------------- -------------- ------------ -------------- -------------



(4) Balance at December 31, 2001, not rounded to millions, is $(52,319)
(5) Balance at December 31, 2001, not rounded to millions, is $71,553
(6) Balance at December 31, 2001, not rounded to millions, is $78,135
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